Acquisition of Putnam Global Energy Fund

On June 19, 2017, the fund issued 749,613, 201,408, 398,266, 14,629, 109,082 and 197,800 class A, class B, class C, class M, class R and class Y shares, respectively, for 1,744,626, 418,649, 844,723, 32,198, 249,977 and 462,587
class A, class B, class C, class M, class R and class Y shares of Putnam Global Energy Fund to acquire that funds net assets in a tax-free exchange approved by the shareholders. The purpose of the transaction was to combine two Putnam funds with substantially similar investment objectives and investment strategies into a single Putnam fund with a larger asset base and therefore potentially lower expenses for fund shareholders. The investment portfolio of Putnam Global Energy Fund, with a fair value of $21,118,632 and an identified cost of $24,145,530 at June 16, 2017, was the principal asset acquired by the fund. The net assets of the fund and Putnam Global Energy Fund on June 16, 2017, were $135,728,267 and $23,531,113, respectively. On
June 16, 2017, Putnam Global Energy Fund had distributions in excess of net investment income of $211,689, accumulated net realized loss of $15,341,388 and unrealized depreciation of $3,026,898. The aggregate net assets of the fund immediately following the acquisition were $159,259,380.